Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 6,000,000,000 shares
Subscribed and Paid-in Capital: R$ 29,000,000,000.00 – 4,155,396,563 shares

EXTRAORDINARY GENERAL MEETING
OF NOVEMBER 28, 2008

On November 28, 2008 at 5:00 p.m., the stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. met in the auditorium of the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, 9th floor, in the city and state of São Paulo for an Extraordinary General Meeting, convened by notices published in the newspapers, "Valor Econômico", editions for November 13 (page C5), November 14 (page C11) and November 17, 2008 (page C11) and "Diário Oficial do Estado de São Paulo", editions of November 13 (page 9), November 14 (page 18) and November 15, 2008 (page 18), with the following  AGENDA:

1.	altering the corporate name to Itaú Unibanco Banco Múltiplo S.A.;

2.	altering the composition of the Board of Directors which shall now have an even number of members, composed of a minimum of 10 and a maximum of 14 members;

3.	improving the provisions with respect to the basic conditions for the composition and election of the Audit Committee;

4.	increasing the maximum number of members of the Board of Executive Officers (from 15 to 20 members);

5.	altering the wording of articles 1, 5 (5.1), 7 (7.1 and 7.1.1) and 11 (11.1) of the corporate bylaws in view of the preceding items;

6.	reestablishing the Board of the Directors, thereby terminating the current annual term of office.

With the signatures in the appropriate register indicating the presence of stockholders representing more than two-thirds of the voting stock, the Meeting was declared in session. In accordance with the statutory provisions, the presidency was assumed by Roberto Egydio Setubal, Chief Executive Officer, who invited the stockholder, Carlos Roberto Zanelato, to act as secretary, thus comprising the Meeting’s presiding officials.

Beginning the agenda, the President requested the Secretary to read the following:

"PROPOSAL OF THE BOARD OF DIRECTORS
Stockholders,

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. believes it opportune to submit to the examination and resolution of the General Meeting the following proposals within the scope of the corporate reorganization process arising from the ITAÚ and UNIBANCO Merger:

I – CORPORATE NAME

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 2
EXTRAORDINARY GENERAL MEETING OF NOVEMBER 28, 2008 (5:00 p.m.)

To alter the corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A., Article 1 of the corporate bylaws being reworded as follows:

‘Article 1 - DENOMINATION, TERM AND HEAD OFFICE- The publicly listed joint stock company governed by these bylaws and denominated Itaú Unibanco Banco Múltiplo S.A., incorporated for an indeterminate period and with head office and address for legal purposes in the city of São Paulo and state of São Paulo.’

II – BOARD OF DIRECTORS
To alter the composition of the Board of Directors, which shall now have an even number of members, composed of a minimum number of 10 (ten) and a maximum of 14 (fourteen) members, Article 5 (5.1) of the corporate bylaws shall now read:

‘5.1.
The Board of Directors shall have an even number of members, composed of a minimum of 10 (ten) and a maximum of 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting which elects the Board of  Directors to initially establish the number of Directors who will comprise this body for each term of office.’

III – AUDIT COMMITTEE
To improve the provisions with respect to the basic conditions for the composition and election of members to the Audit Committee, Article 7 (7.1 and 7.1.1) of the corporate bylaws shall be worded as follows:

‘7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of proven knowledge of the accounting and auditing areas, conditional on: (i) the chair being held by one of the members of the Board of Directors; (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for assuming a position on the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) member of the Fiscal Council of the company or its affiliates; (v) controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.’

IV – BOARD OF EXECUTIVE OFFICERS
To increase from 15 (fifteen) to 20 (twenty), the maximum limit of members of the Board of Executive Officers, Article 11 (11.1) of the bylaws to read as follows:

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EXTRAORDINARY GENERAL MEETING OF NOVEMBER 28, 2008 (5:00 p.m.)

‘11.1.
The Board of Executive Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Senior Vice Presidents, Executive Vice Presidents, Executive Officers, Senior Managing Directors and Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.’

V – RECOMPOSITION OF THE BOARD OF DIRECTOR

To reestablish the Board of Directors of the company, thereby terminating the current annual term of office, which shall end with the taking of office of the members of the Board elected by the Ordinary General Meeting of 2009.

Finally it is proposed to publish the minutes of the Meeting, omitting the names of the stockholders present as permitted by paragraph 2, Article 130 of Law 6,404/76.

This is the proposal which we submit for the examination of Stockholders. São Paulo-SP, November 12, 2008. (signed) Carlos da Camara Pestana – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.”

Following which, the President submitted the Board of Directors’ Proposal to discussion and voting, which resulted in total approval (with the sole exception of the abstention of stockholder Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI in the voting on item V of the Proposal), the consolidated wording of the corporate bylaws, following the amendments to Articles 1, 5 (5.1), 7 (7.1 and 7.1.1) and 11 (11.1), all other provisions remaining unaltered, therefore now being in force in the form of the attachment to these minutes, which hereby become an integral part of the same.

The President next clarified that it was the responsibility of the Meeting, finalizing the agenda, to reestablish the Board of Directors, thereby terminating the current annual term of office, which shall end with the taking of office of the members of the Board elected by the Ordinary General Meeting of 2009.

The President further clarified that no request had been received for the adoption of the cumulative voting system for the election of members to the Board of Directors, and requested that minority stockholders, holders of common or preferred shares manifest themselves as regards the right to elect a member to the Board of Directors, as assured by § 4 of Article 141 of Law No. 6,404/76.  In the absence of any manifestation regarding the exercising of this right, the President opened up the composition of the Board of Directors to discussion.

Offered the floor, Dr. Renato Roberto Cuoco, in his capacity as legal representative of controlling shareholder Itaúsa – Investimentos Itaú S.A., proposed to fill 14 (fourteen) positions on the Board of Directors, as follows:

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 4
EXTRAORDINARY GENERAL MEETING OF NOVEMBER 28, 2008 (5:00 p.m.)

a)
election of stockholders PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Brazilian identity card RG-SSP/SP number 19.979.952, enrolled in the Brazilian tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 4º floor; FERNANDO ROBERTO MOREIRA SALLES, Brazilian, married, industrialist, bearer of Brazilian identity card RG-SECC/RJ 2.066.712-7, enrolled in the Brazilian tax register (CPF) under number 002.938.068-53, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 22º floor; CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, 3.400, 4º floor; FRANCISCO EDUARDO DE ALMEIDA PINTO, Brazilian, divorced, economist, bearer of Brazilian identity card RG-IFP/RJ 04.061.799-5, enrolled in the Brazilian tax register (CPF) under number CPF 664.266.777-87, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 22º floor; ISRAEL VAINBOIM, Brazilian,  divorced, engineer, bearer of Brazilian identity card RG-SSP/SP 14.189.351, enrolled in the Brazilian tax register (CPF) under number CPF 090.997.197-87, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 22º floor; PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Brazilian identity card RG-IFP/RJ 3.733.122, enrolled in the Brazilian tax register (CPF) under number CPF 548.346.867-87, domiciled in England, at Evelyn Gardens, 32, Flat 5, London, UK, SW7 3BJ;

b)
re-election of the following current Board members ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 10th floor; ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled in the city and state of São Paulo, at Av. Paulista, 1294, 10th floor; ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo, at Av. Sansão Alves dos Santos, 102 – 5th floor; ALFREDO EGYDIO SETUBAL, Brazilian, married, administrator, Brazilian identity card RG-SSP/SP number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 13th floor; GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in economics, Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo, at Rua Estados Unidos, 498; HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 15.111.115-7, enrolled in the Brazilian tax register (CPF) under number 252.398.288-90, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Alfredo Egydio – 12º floor; and by indication of the Bank of America Corporation, the Director GUILLERMO ALEJANDRO

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EXTRAORDINARY GENERAL MEETING OF NOVEMBER 28, 2008 (5:00 p.m.)

CORTINA, Argentine, married, banker, bearer of United States passport number 403758854, enrolled in the Brazilian tax register (CPF) under number 232.341.518-22, domiciled at 4743 Binford’s Ridge Road, Charlotte, North Carolina, United States of America.

All corroborative documentation indicating the necessary conditions for eligibility having been verified as correct pursuant to Articles 146 and 147 of Law 6,404/76, to National Monetary Council Resolution 3,041/02 and to Article 3 of the Brazilian Securities Commission (CVM) Instruction 367/02, the Meeting decided to approve in full the proposals presented by the stockholder Itaúsa – Investimentos Itaú S.A., with the sole exceptions of the abstention of stockholder Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI and the dissenting vote of stockholder  Elizabeth Cruz de Oliveira.

The President then requested to pay tribute and to register a vote of gratitude to all those Members of the Board who are not being re-elected, Dr. Fernão Carlos Botelho Bracher, Dr. Persio Arida, Dr. Roberto Teixeira da Costa, Dr. Sérgio Silva de Freitas and Dra. Tereza Cristina Grossi Togni and, especially, to Dr. José Carlos Moraes Abreu and Dr. Carlos da Camara Pestana, for all they have done for us.  He added that Dr. Moraes Abreu and Dr. Camara Pestana, who have already occupied the positions of President of the Board of Executive Officers and Chairman of the Board of Directors of the Bank, will stay with us in the capacity of Chairman and Vice-chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A., respectively.

As a final item, the Meeting unanimously decided to register in these minutes:

a)	the death this week, at 95 years of age, of Advisory Board Member LUIZ EDUARDO CAMPELLO, who took so active a part in the business and socio-cultural life of the state of São Paulo;

b)
the enormous sorrow felt by all for the death, on August 27, 2008, of the Chairman of the Board of Directors, Dr. OLAVO EGYDIO SETUBAL, an outstanding entrepreneur and successful public figure; in the world of business, Dr. Olavo Setubal joined the Banco Federal de Crédito in the 1950s and, together with Dr. Eudoro Villela, restructured the institution and turned it into the foundation for the creation of Banco Itaú Holding Financeira, which became one of the leading financial conglomerates of Latin America and now, with the association between ITAÚ and UNIBANCO,  the largest private sector financial conglomerate in the Southern Hemisphere.

With no further items on the agenda and as no one present desired to make any further statement, the President thanked all for their presence, declaring the Meeting concluded and requesting the drafting of these minutes. These having been read and approved were signed by all the stockholders present. São Paulo-SP, November 28, 2008 (signed) Henri Penchas – President; Carlos Roberto Zanelato – Secretary; Stockholders: ...

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ANNEX TO THE MINUTES OF THE STOCKHOLDERS’ MEETING OF BANCO ITAÚ HOLDING FINANCEIRA S.A. HELD ON NOVEMBER 28, 2008, AT 5:00 PM

Itaú Unibanco Banco Múltiplo S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 6,000,000,000 shares
Subscribed and Paid-in Capital: R$ 29,000,000,000.00 – 4,155,396,563 shares

CORPORATE BYLAWS

Article 1 - NAME, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated Itaú Unibanco Banco Múltiplo S.A., incorporated for an indeterminate period and with head office and address for legal purposes in the city of São Paulo and state of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 29,000,000,000.00 (twenty-nine billion Reals), represented by 4,155,396,563 (four billion, one hundred and fifty-five million, three hundred and ninety-six thousand, five hundred and sixty-three) book entry shares, with no par value, being 2,081,169,523 (two billion, eighty-one million, one hundred and sixty-nine thousand, five hundred and twenty-three) common and 2,074,227,040 (two billion, seventy-four million, two hundred and twenty-seven thousand and forty) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.’

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be effected irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as  controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article,  all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A.,  in the name of their holders,  without the issue of share certificates, pursuant to Articles  34  and  35 of  Law 6,404/76,  the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.
Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

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3.5.
Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Executive Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the Board of Executive Officers.

4.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be.

4.2.
Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Appointments and Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers.

Article 5 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

5.1.
The Board of Directors shall have an even number of members, composed of a minimum of 10 (ten) and a maximum of 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting which elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

5.2.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

5.3.	Should there be a vacant position on the Board of Directors, the remaining Directors may nominate a stockholder to complete the term of office of the substituted member.

5.4.
The term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable however until the date of the inauguration of the existing members’ successors.

5.5.	No individual may be elected to the position of Director who is 75 (seventy-five) years of age on the date of his/her election.

5.5.1.
Directors elected on April 26, 2006 who, as of this date are already 70 (seventy) years of age, may, irrespective of age, be reelected for a further five terms of office, the latter restriction not applying, on the said date, to those holding the positions of Chairman and Vice Chairman.

5.6.	The Board of Directors, which is convened by the Chairman, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members

5.7.	It is incumbent on the Board of Directors:

I	to establish the general guidelines of the company;

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II.	to elect and remove from office the company's Officers and establish their functions according to the provisions of these Bylaws;
III.
to supervise the administration of the Executive Officers, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

IV.	to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;
V.	to opine on the report of the management and the Board of Executive Officers’ accounts;
VI.	to choose and remove from office the independent auditors;
VII.	to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;
VIII.	to make decisions on payment of interest on capital;
IX.	to decide on buy-back operations on a non-permanent basis;
X.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

XI.
to elect and remove the members of the Advisory and International Advisory Boards as well as the Appointments and Compensation, Audit, Capital and Risks Management, Accounting Policies and Disclosure and Trading Committees;

XII.	to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;
XIII.	to be aware of the activities and approve the decisions of the Capital and Risks Management, Accounting Policies and Disclosure and Trading Committees;
XIV.	ratify the decisions of the Appointments and Compensation Committee.

Article 6 – APPOINTMENTS AND COMPENSATION COMMITTEE – It is incumbent upon the Appointments and Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders’ Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee: (i) to provide guidance on the policy of compensation for the Directors of the subsidiaries; (ii) to analyze and propose names for appointment to the Board of Executive Officers; (iii) to propose to the Board of Directors, members to hold positions on the Statutory Committees; (iv) to make known situations of potential conflict of interests related to the participation of members of the Board of Directors or the Board of Executive Officers on the statutory bodies of other corporations; and (v) to propose criteria for evaluating the activities of the Board of Directors.

6.1.
The Committee shall comprise between 6 (six) to 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers of the company and from controlled companies and from professionals of undoubted knowledge in the area, conditional on the majority being made of members of the Board of Directors.

6.2.
The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on this member to convene the respective meetings, and to take decisions on a majority vote of its members, such decisions being final when sanctioned by the Board of Directors.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be

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undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.
7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of proven knowledge of the accounting and auditing areas, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for assuming a position on the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.	Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.	The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8  - CAPITAL AND RISKS MANAGEMENT COMMITTEE – It is incumbent on the Capital and Risks Management Committee to review and approve the policies and  methodologies and monitor the management of the risks and of the allocation of capital: (i) establishing limits of exposure to

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credit, market, operational and subscription risks; (ii) establishing limits for allocation of capital, considering the adjusted return to the risk and ensuring  full compliance to the regulatory requirements.

8.1.
The Committee shall comprise between 6 (six) and 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers of the company and from controlled companies and from professionals of undoubted knowledge in the area of management of risks and capital allocation, conditional on the majority being made up of members of the Board of Directors.

8.2.	The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

Article 9 - ACCOUNTING POLICIES COMMITTEE – It is incumbent on the Accounting Policies Committee to review and approve the accounting policies and procedures: (i) assuring full compliance with the regulatory standards and their uniform application throughout the  Itaú Conglomerate, with an emphasis on estimative, evaluation and judgmental criteria; and (ii) monitoring the preparation of the Account Statements and the Management Discussion and Analysis of the Operation, on a quarterly basis, for the purposes of publication and dissemination.

9.1.
The Committee shall comprise between 6 (six) and 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the company’s Board of Executive Officers and from controlled companies and from professionals of undoubted knowledge in the area of accounting and auditing, conditional on the majority being made up of members of the Board of Directors.

9.2.	The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

Article 10 – DISCLOSURE AND TRADING COMMITTEE – The management of the  Corporate Policies of Disclosure of Material Facts and Procedure for Insider Trading shall be exercised by the Disclosure and Trading Committee, in order to: (i) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital market entities; and (ii) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation’s equities or other securities benchmarked against these same equities.

10.1.
It shall be incumbent on the Committee to permanently evaluate the guidelines and the procedures of the Policies of Procedures for Insider Trading as well as the said guidelines and procedures that shall be observed in the disclosure of material facts and in the maintenance of confidentiality of such information as set out in the Policy for Disclosure of Material Facts, as well as making prior examination of the content of press releases and counseling the Investor Relations Officer on actions to be taken in disclosing and disseminating the Policies.

10.2.
The Committee shall comprise the Investor Relations Officer and between 6 (six) and 10 (ten) members elected annually by the Board of Directors from among the members of the Board itself, from the company’s Board of Executive Officers and from controlled companies and professionals of undoubted knowledge in the capital markets area, conditional on the majority being made up of members of the Board of Directors.

10.3.	The presidency shall be exercised by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

Article 11 - BOARD OF EXECUTIVE OFFICERS - The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take

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place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

11.1.
The Board of Executive Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Senior Vice Presidents, Executive Vice Presidents, Executive Officers, Senior Managing Directors and Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.

11.2.
In the case of absence or incapacity of any Officer, the Board of Executive Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Vice-President appointed by him/her.

11.3.	Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.

11.4.	The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.

11.5.	An Officer who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.

Article 12 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

12.1.
Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors’ authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

12.2.
It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

12.3.	The Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.

12.4.	The Executive Officers are responsible for assisting the Vice-Presidents in performing their functions.

12.5.	It is incumbent on the Senior Managing Directors and Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.

Article 13 – ADVISORY BOARD – The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Board of Directors, with the responsibility of collaborating with the Board of Executive Officers through suggestions for solving problems when requested to do so.

13.1.	Should a vacant position arise on the Advisory Board, the Board of Directors may appoint a substitute for the remainder of the term of office.

13.2
The amount of compensation allocated to the Advisory Board shall be established by the General Meeting and incorporated with that of the Board of Directors, it being incumbent upon the latter to regulate the use of this amount.

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Article 14 – INTERNATIONAL ADVISORY BOARD – The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

14.1.
The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Board of Directors, from the members of this body and the Board of Executive Officers and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Board of Directors may appoint a substitute to complete the term of office.

14.2.	It is incumbent on the Board of Directors to regulate the working of the International Advisory Board and to appoint its President.

14.3.
The General Meeting shall establish the amount of compensation of the International Advisory Board, and incorporated with that of the Board of Directors, it being incumbent upon the latter to regulate the use of this amount.

Article 15 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 16 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.

Article 17 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 18 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

18.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

18.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 19 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

18.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 20, "ad referendum" of the General Meeting.

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Article 19 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

19.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

19.2.	If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 20 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Associate Companies.

20.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 19.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b)	equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (item 19.1).

20.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

20.3.
Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law 6,404/76.

20.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

20.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 21 - BENEFICIAL OWNERS – The company is prohibited from issuing shares of the Beneficial Owner type.

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